Exhibit 99.1

Smart Share Global Limited Announces Third Quarter 2024 Results

POIs1 operated through network partner model reached 96.8% as of the end of the third quarter of 2024

Cumulative registered users2 reached 430.2 million as of the end of the third quarter of 2024

SHANGHAI, China, March 6, 2024 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended September 30, 2024.

HIGHLIGHTS FOR THE THIRD QUARTER OF 2024

•	As of September 30, 2024, the Company’s services were available in 1,274 thousand POIs, compared with 1,267 thousand as of June 30, 2024.

•	As of September 30, 2024, the Company’s available-for-use power banks[3] were 9.5 million.

•	As of September 30, 2024, cumulative registered users reached 430.2 million, with 13.1 million newly registered users acquired during the quarter.

•	Mobile device charging orders[4] for the third quarter of 2024 was 148.1 million, compared with 176.5 million for the third quarter of 2023.

•	As of September 30, 2024, 96.8% of POIs were operated under our network partner model, compared with 89.2% as of June 30, 2024.

•	During the third quarter of 2024, the Company successfully completed its transition to the network partners model, accompanied by a retrospective review of the network partner model throughout the transition period.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2024

Revenues were RMB490.8 million (US$69.9 million5) for the third quarter of 2024, representing a 20.0% decrease from the same period in 2023. The decrease was primarily due to the decrease in revenues generated under the direct model as part of the Company’s overall strategy of shifting towards the network partner model.

•	Mobile device charging revenues, which consist of revenues generated under both the direct and network partner models, decreased by 34.8% to RMB367.9 million (US$52.4 million) for the third quarter of 2024, from RMB564.2 million in the same period of 2023.

o	Revenues generated under the network partner model, comprising of (i) mobile device charging solution fees, which increased by 12.2% year-over-year to RMB65.9 million, and (ii) power bank, cabinet and other related sales, which increased by 10.3% year-over-year to RMB243.9 million, increased by 10.7% to RMB309.8 million for the third quarter of 2024, from RMB280.0 million in the same period of 2023. The increase was primarily due to the increase in the number of POIs operated under the network partner model as part of the Company’s overall strategy of shifting towards the network partner model.

1 The Company defines number of points of interests, or POIs, as of a certain date as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that date and have at least one cabinet assigned to the location.

2The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

5 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024, which was RMB7.0176 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

o	Revenues generated under the direct model, comprising of mobile device charging service fees of RMB57.1 million and power bank sales of RMB0.9 million, decreased by 79.6% to RMB58.0 million for the third quarter of 2024, from RMB284.2 million in the same period of 2023. The decrease was primarily due to the decrease in the number of POIs operated under the direct model as part of the Company’s overall strategy of shifting towards the network partner model.

•	Other revenues, which primarily comprise of revenues from new business initiatives and advertising services, increased by 149.4% to RMB122.9 million (US$17.5 million) for the third quarter of 2024, from RMB49.3 million in the same period of 2023. The increase was primarily attributable to new business initiatives.

Cost of revenues increased by 38.5% to RMB298.4 million (US$42.5 million) for the third quarter of 2024, from RMB215.5 million in the same period last year. The increase was primarily due to the increase in cost in association with the increase in new business initiatives and cost of cabinet sold.

Research and development expenses decreased by 15.8% to RMB20.0 million (US$2.9 million) for the third quarter of 2024, from RMB23.8 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 51.8% to RMB142.6 million (US$20.3 million) for the third quarter of 2024 from RMB296.0 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to location partners under the direct model and personnel related expenses.

General and administrative expenses increased by 10.0% to RMB41.6 million (US$5.9 million) for the third quarter of 2024, compared to RMB37.8 million in the same period last year. The increase was primarily due to the increase in reserve for doubtful accounts in relation to the increasing contribution of the network partner model.

Loss from operations for the third quarter of 2024 was RMB5.1 million (US$0.7 million), compared to an income from operations of RMB33.4 million in the same period last year.

Net income for the third quarter of 2024 was RMB4.2 million (US$0.6 million), compared to a net income of RMB49.0 million in the same period last year.

Non-GAAP adjusted net income for the third quarter of 2024 was RMB9.2 million (US$1.3 million), compared to a non-GAAP adjusted net income of RMB54.2 million in the same period last year.

Net income attributable to ordinary shareholders for the third quarter of 2024 was RMB4.2 million (US$0.6 million), compared to a net income attributable to ordinary shareholders of RMB49.0 million in the same period last year.

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.0 billion (US$432.0 million).

SUPPLEMENTAL INFORMATION

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification for the periods indicated:

	2023Q3	2024Q2	2024Q3
	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Network Partner Model	279,960	292,505	309,837
Mobile device charging solution	58,759	61,508	65,935
Power bank, cabinet and other related sales	221,201	230,997	243,902
Direct Model	284,233	118,105	58,048
Mobile device charging service	278,099	115,863	57,113
Power bank sales	6,134	2,242	935
Total mobile device charging	564,193	410,610	367,885

CORRECTIONs of previously announced interim financial information and previously issued financial statements

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, the Company discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. Accordingly, the Company determined to disclose the correction of previously announced interim financial information and previously issued financial statements for the related errors in this current report on Form 6-K. None of the errors had a material impact on previously issued annual financial statements filed on Form 20-F. The section “Corrections of Previously Announced Interim Financial Information and Previously Issued Financial Statements” sets forth the specific corrections made to previously announced interim financial information and previously issued financial statements.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of September 30, 2024, the Company had 13,000 network partners and 9.5 million power banks in 1,274,000 POIs across more than 2,100 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except for share and per share data, unless otherwise noted)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	588,644	256,963	36,617
Restricted cash	173,246	114,291	16,286
Short-term investments	2,541,889	2,640,281	376,237
Accounts receivable, net	268,743	338,646	48,257
Inventory	106,530	162,508	23,157
Prepayments and other current assets	339,251	401,626	57,232

Total current assets	4,018,303	3,914,315	557,786

Non-current assets:
Long-term restricted cash	20,000	20,000	2,850
Property, equipment and software, net	322,806	190,720	27,177
Right-of-use assets, net	16,353	9,010	1,284
Other non-current assets	20,469	6,759	963
Deferred tax assets, net	22,165	1,252	178

Total non-current assets	401,793	227,741	32,452

Total assets	4,420,096	4,142,056	590,238

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	767,669	577,508	82,295
Salary and welfare payable	143,653	133,204	18,981
Taxes payable	230,763	207,414	29,556
Current portion of lease liabilities	7,399	3,585	511
Accruals and other current liabilities	336,959	352,341	50,209

Total current liabilities	1,486,443	1,274,052	181,552

Non-current liabilities:
Non-current lease liabilities	7,641	5,090	725
Amounts due to related parties-non-current	1,000	1,000	142
Other non-current liabilities	195,585	215,780	30,748

Total non-current liabilities	204,226	221,870	31,615

Total liabilities	1,690,669	1,495,922	213,167

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	49
Treasury stock	(5,549)	(45,964)	(6,549)
Additional paid-in capital	11,791,570	11,748,257	1,674,113
Statutory reserves	16,593	16,593	2,364
Accumulated other comprehensive income	182,824	168,951	24,075
Accumulated deficit	(9,256,358)	(9,242,050)	(1,316,981)

Total shareholders' equity	2,729,427	2,646,134	377,071

Total liabilities and shareholders' equity	4,420,096	4,142,056	590,238

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/ (Loss)

(In thousands, except for share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	As corrected*
Revenues:
Mobile device charging	564,193	367,885	52,423	2,403,516	1,156,571	164,810
Others	49,273	122,898	17,513	68,511	194,341	27,693

Total revenues	613,466	490,783	69,936	2,472,027	1,350,912	192,503

Cost of revenues	(215,461)	(298,396)	(42,521)	(1,014,390)	(685,733)	(97,716)
Research and development expenses	(23,799)	(20,042)	(2,856)	(63,894)	(60,528)	(8,625)
Sales and marketing expenses	(295,990)	(142,614)	(20,322)	(1,258,883)	(523,545)	(74,605)
General and administrative expenses	(37,777)	(41,563)	(5,923)	(96,535)	(108,511)	(15,463)
Other operating (loss)/income	(7,023)	6,763	964	(17,033)	(4,030)	(574)

Income/(loss) from operations	33,416	(5,069)	(722)	21,292	(31,435)	(4,480)

Interest and investment income	32,160	27,919	3,978	86,450	87,262	12,435
Interest expense to third parties	-	-	-	(4,228)	-	-
Foreign exchange loss, net	4,299	5,700	812	(8,210)	2,597	370
Other (loss)/income, net	(16)	19	3	(27)	87	12

Income before income tax expense	69,859	28,569	4,071	95,277	58,511	8,337

Income tax expense	(20,849)	(24,323)	(3,466)	(20,231)	(44,203)	(6,299)

Net income	49,010	4,246	605	75,046	14,308	2,038

Net income attributable to ordinary shareholders of Smart Share Global Limited	49,010	4,246	605	75,046	14,308	2,038

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(12,332)	(22,136)	(3,154)	38,090	(13,873)	(1,977)

Total comprehensive income/(loss)	36,678	(17,890)	(2,549)	113,136	435	61

Comprehensive income/(loss) attributable to ordinary shareholders of Smart Share Global Limited	36,678	(17,890)	(2,549)	113,136	435	61

Weighted average number of ordinary shares used in computing net income per share
- basic	520,075,932	507,084,501	507,084,501	519,795,778	512,825,904	512,825,904
- diluted	520,075,932	512,101,780	512,101,780	519,795,778	517,894,151	517,894,151

Net income per share attributable to ordinary shareholders
- basic	0.09	0.01	0.00	0.14	0.03	0.00
- diluted	0.09	0.01	0.00	0.14	0.03	0.00

Net income per ADS attributable to ordinary shareholders
- basic	0.19	0.02	0.00	0.29	0.06	0.01
- diluted	0.19	0.02	0.00	0.29	0.06	0.01

  *The corrections as detailed in the section “Corrections of Previously Announced Interim Financial Information and Previously Issued Financial Statements” were material to the previously announced unaudited consolidated financial information of the Company for the nine months ended September 30, 2023.

Corrections of Previously Announced Interim Financial Information and Previously Issued Financial Statements

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, the Company discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. Accordingly, the Company determined to disclose the correction of previously announced interim financial information and previously issued financial statements for the related errors in this current report on Form 6-K. None of the errors had a material impact on previously issued annual financial statements filed on Form 20-F.

The Company is still in the process of assessing the control implications in connection with the identified errors. The Company has previously concluded that it had two material weaknesses in internal control over financial reporting, including (i) the Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America, or U.S. GAAP, to address complex U.S. GAAP technical accounting issues and to prepare and review its consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the Company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and the SEC’s reporting and disclosure requirements. As a result of the errors identified, the Company could identify additional material weaknesses as part of finalizing its analysis related to its annual report process.

The Company assessed the effects of the corrections in previously announced interim financial information and previously issued financial statements for the prior periods affected and determined that they were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023, where the corrected amounts are labelled as “As corrected” in the following tables, but are not material to any of the other prior interim financial information or annual financial statements of the Company, where the corrected amounts are labelled as “As revised” in the following tables.

The following tables present the aggregated impact of the corrections to the financial information for the prior periods. The previously issued consolidated financial statements as of December 31, 2022 and 2023 and for the years then ended will be revised when they are presented in the Company’s Form 20-F for the year ended December 31, 2024.

	Year ended December 31, 2021
	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)
Sales and marketing expenses	(2,950,972)	(3,457)	(2,954,429)	2>, 3>
General and administrative expenses	(118,973)	(1,847)	(120,820)	3>
Loss from operations	(108,999)	(5,304)	(114,303)
Loss before income tax expense	(124,615)	(5,304)	(129,919)
Net loss	(124,615)	(5,304)	(129,919)
Net loss attributable to ordinary shareholders	(4,958,370)	(5,304)	(4,963,674)
Total comprehensive loss	(274,882)	(5,304)	(280,186)
Net loss per share attributable to ordinary shareholders
- basic and diluted	(12.20)	(0.01)	(12.21)
Net loss per ADS attributable to ordinary shareholders
- basic and diluted	(24.40)	(0.02)	(24.42)
Adjusted net loss (non-GAAP)	(93,904)	(5,304)	(99,208)

	Three months ended March 31, 2022			Three months ended June 30, 2022			Three months ended September 30, 2022			Three months ended December 31, 2022
	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Cost of revenues	(127,553)	(398)	(127,951)	(162,869)	(3,885)	(166,754)	(125,548)	(6,545)	(132,093)	(140,953)	(5,484)	(146,437)	1>
Sales and marketing expenses	(659,679)	(919)	(660,598)	(664,918)	(2,318)	(667,236)	(752,534)	(325)	(752,859)	(635,199)	760	(634,439)	2>, 3>
General and administrative expenses	(27,376)	(145)	(27,521)	(28,458)	(199)	(28,657)	(29,421)	(212)	(29,633)	(27,148)	(812)	(27,960)	3>
Other operating income/(loss)	5,277	-	5,277	(1,565)	(821)	(2,386)	19,846	(1,287)	18,559	(10,682)	(796)	(11,478)	1>
Loss from operations	(99,316)	(1,462)	(100,778)	(191,028)	(7,223)	(198,251)	(96,974)	(8,369)	(105,343)	(233,927)	(6,332)	(240,259)
Loss before income tax expense	(96,411)	(1,462)	(97,873)	(184,527)	(7,223)	(191,750)	(95,754)	(8,369)	(104,123)	(220,072)	(6,332)	(226,404)
Income tax expense	-	365	365	-	1,131	1,131	-	1,372	1,372	(114,476)	1,005	(113,471)	All
Net loss	(96,411)	(1,097)	(97,508)	(184,527)	(6,092)	(190,619)	(95,754)	(6,997)	(102,751)	(334,548)	(5,327)	(339,875)
Net loss attributable to ordinary shareholders	(96,411)	(1,097)	(97,508)	(184,527)	(6,092)	(190,619)	(95,754)	(6,997)	(102,751)	(334,548)	(5,327)	(339,875)
Total comprehensive loss	(102,246)	(1,097)	(103,343)	(108,881)	(6,092)	(114,973)	(21,459)	(6,997)	(28,456)	(366,282)	(5,327)	(371,609)
Net loss per share attributable to ordinary shareholders
- basic and diluted	(0.20)	0.01	(0.19)	(0.36)	(0.01)	(0.37)	(0.18)	(0.02)	(0.20)	(0.64)	(0.02)	(0.66)
Net loss per ADS attributable to ordinary shareholders
- basic and diluted	(0.40)	0.02	(0.38)	(0.72)	(0.02)	(0.74)	(0.36)	(0.04)	(0.40)	(1.28)	(0.03)	(1.31)
Adjusted net loss (non-GAAP)	(89,695)	(1,097)	(90,792)	(177,491)	(6,092)	(183,583)	(88,638)	(6,997)	(95,635)	(327,171)	(5,327)	(332,498)

	Six months ended June 30, 2022			Nine months ended September 30, 2022			Year ended December 31, 2022
	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Cost of revenues	(290,422)	(4,283)	(294,705)	(415,970)	(10,828)	(426,798)	(556,923)	(16,312)	(573,235)	1>
Sales and marketing expenses	(1,324,597)	(3,237)	(1,327,834)	(2,077,131)	(3,562)	(2,080,693)	(2,712,330)	(2,802)	(2,715,132)	2>, 3>
General and administrative expenses	(55,834)	(344)	(56,178)	(85,255)	(556)	(85,811)	(112,403)	(1,368)	(113,771)	3>
Other operating income	3,712	(821)	2,891	23,558	(2,108)	21,450	12,876	(2,904)	9,972	1>
Loss from operations	(290,344)	(8,685)	(299,029)	(387,318)	(17,054)	(404,372)	(621,245)	(23,386)	(644,631)
Loss before income tax expense	(280,938)	(8,685)	(289,623)	(376,692)	(17,054)	(393,746)	(596,764)	(23,386)	(620,150)
Income tax expense	-	1,496	1,496	-	2,868	2,868	(114,476)	3,873	(110,603)	All
Net loss	(280,938)	(7,189)	(288,127)	(376,692)	(14,186)	(390,878)	(711,240)	(19,513)	(730,753)
Net loss attributable to ordinary shareholders	(280,938)	(7,189)	(288,127)	(376,692)	(14,186)	(390,878)	(711,240)	(19,513)	(730,753)
Total comprehensive loss	(211,127)	(7,189)	(218,316)	(232,586)	(14,186)	(246,772)	(598,868)	(19,513)	(618,381)
Net loss per share attributable to ordinary shareholders
- basic and diluted	(0.54)	(0.02)	(0.56)	(0.73)	(0.02)	(0.75)	(1.37)	(0.04)	(1.41)
Net loss per ADS attributable to ordinary shareholders
- basic and diluted	(1.08)	(0.04)	(1.12)	(1.46)	(0.04)	(1.50)	(2.74)	(0.08)	(2.82)
Adjusted net loss (non-GAAP)	(267,186)	(7,189)	(274,375)	(355,824)	(14,186)	(370,010)	(682,995)	(19,513)	(702,508)

	Three months ended March 31, 2023			Three months ended June 30, 2023			Three months ended September 30, 2023			Three months ended December 31, 2023
	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As corrected*	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Cost of revenues	(127,389)	(1,355)	(128,744)	(668,547)	(1,638)	(670,185)	(214,817)	(644)	(215,461)	(198,711)	6,910	(191,801)	1>
Sales and marketing expenses	(665,274)	(1,253)	(666,527)	(295,150)	(1,216)	(296,366)	(298,216)	2,226	(295,990)	(248,792)	1,075	(247,717)	2>, 3>
General and administrative expenses	(26,771)	(450)	(27,221)	(31,117)	(420)	(31,537)	(37,094)	(683)	(37,777)	(30,546)	(955)	(31,501)	3>
Other operating income/(loss)	2,268	(2,305)	(37)	(8,703)	(1,270)	(9,973)	(5,532)	(1,491)	(7,023)	(13,860)	4,985	(8,875)	1>
(Loss)/income from operations	(15,775)	(5,363)	(21,138)	13,558	(4,544)	9,014	34,008	(592)	33,416	(32,856)	12,015	(20,841)
Income before income tax expense	10,810	(5,363)	5,447	24,515	(4,544)	19,971	70,451	(592)	69,859	2,986	12,015	15,001
Income tax expense	-	227	227	-	391	391	(20,442)	(407)	(20,849)	(579)	(724)	(1,303)	All
Net income	10,810	(5,136)	5,674	24,515	(4,153)	20,362	50,009	(999)	49,010	2,407	11,291	13,698
Net income attributable to ordinary shareholders	10,810	(5,136)	5,674	24,515	(4,153)	20,362	50,009	(999)	49,010	2,407	11,291	13,698
Total comprehensive (loss)/income	(7,257)	(5,136)	(12,393)	93,004	(4,153)	88,851	37,677	(999)	36,678	(16,787)	11,291	(5,496)
Net income per share attributable to ordinary shareholders
- basic and diluted	0.02	(0.01)	0.01	0.05	(0.01)	0.04	0.10	(0.01)	0.09	0.00	0.03	0.03
Net income per ADS attributable to ordinary shareholders
- basic and diluted	0.04	(0.02)	0.02	0.10	(0.02)	0.08	0.20	(0.01)	0.19	0.00	0.05	0.05
Adjusted net income (non-GAAP)	17,095	(5,136)	11,959	30,055	(4,153)	25,902	55,214	(999)	54,215	5,716	11,291	17,007

	Six months ended June 30, 2023			Nine months ended September 30, 2023			Year ended December 31, 2023
	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Cost of revenues	(795,936)	(2,993)	(798,929)	(1,010,753)	(3,637)	(1,014,390)	(1,209,464)	3,273	(1,206,191)	1>
Sales and marketing expenses	(960,424)	(2,469)	(962,893)	(1,258,640)	(243)	(1,258,883)	(1,507,432)	832	(1,506,600)	2>, 3>
General and administrative expenses	(57,888)	(870)	(58,758)	(94,982)	(1,553)	(96,535)	(125,528)	(2,508)	(128,036)	3>
Other operating loss	(6,435)	(3,575)	(10,010)	(11,967)	(5,066)	(17,033)	(25,827)	(81)	(25,908)	1>
(Loss)/income from operations	(2,217)	(9,907)	(12,124)	31,791	(10,499)	21,292	(1,065)	1,516	451
Income before income tax expense	35,325	(9,907)	25,418	105,776	(10,499)	95,277	108,762	1,516	110,278
Income tax expense	-	618	618	(20,442)	211	(20,231)	(21,021)	(513)	(21,534)	All
Net income	35,325	(9,289)	26,036	85,334	(10,288)	75,046	87,741	1,003	88,744
Net income attributable to ordinary shareholders	35,325	(9,289)	26,036	85,334	(10,288)	75,046	87,741	1,003	88,744
Total comprehensive income	85,747	(9,289)	76,458	123,424	(10,288)	113,136	106,637	1,003	107,640
Net income per share attributable to ordinary shareholders
- basic and diluted	0.07	(0.02)	0.05	0.16	(0.02)	0.14	0.17	0.00	0.17
Net income per ADS attributable to ordinary shareholders
- basic and diluted	0.14	(0.04)	0.10	0.32	(0.03)	0.29	0.34	0.00	0.34
Adjusted net income (non-GAAP)	47,150	(9,289)	37,861	102,364	(10,288)	92,076	108,080	1,003	109,083

	Three months ended March 31, 2024			Three months ended June 30, 2024			Six months ended June 30, 2024
	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Cost of revenues	(167,737)	-	(167,737)	(219,600)	-	(219,600)	(387,337)	-	(387,337)	1>
Sales and marketing expenses	(204,494)	2,082	(202,412)	(180,949)	2,430	(178,519)	(385,443)	4,512	(380,931)	2>, 3>
General and administrative expenses	(26,584)	(986)	(27,570)	(39,450)	72	(39,378)	(66,034)	(914)	(66,948)	3>
Other operating loss	(1,474)	(593)	(2,067)	(8,133)	(593)	(8,726)	(9,607)	(1,186)	(10,793)	1>
Loss from operations	(22,757)	503	(22,254)	(6,021)	1,909	(4,112)	(28,778)	2,412	(26,366)
Income before income tax expense	7,339	503	7,842	20,191	1,909	22,100	27,530	2,412	29,942
Income tax expense	(7,688)	(354)	(8,042)	(11,013)	(825)	(11,838)	(18,701)	(1,179)	(19,880)	All
Net (loss)/income	(349)	149	(200)	9,178	1,084	10,262	8,829	1,233	10,062
Net (loss)/income attributable to ordinary shareholders	(349)	149	(200)	9,178	1,084	10,262	8,829	1,233	10,062
Total comprehensive income	2,013	149	2,162	15,079	1,084	16,163	17,092	1,233	18,325
Net (loss)/ income per share attributable to ordinary shareholders
- basic and diluted	(0.00)	0.00	(0.00)	0.02	0.00	0.02	0.02	0.00	0.02
Net (loss)/ income per ADS attributable to ordinary shareholders
- basic and diluted	(0.00)	0.00	(0.00)	0.04	0.00	0.04	0.03	0.01	0.04
Adjusted net income (non-GAAP)	3,834	149	3,983	15,212	1,084	16,296	19,046	1,233	20,279

	As of March 31, 2022			As of June 30, 2022			As of September 30, 2022
	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Accounts receivable, net	11,616	-	11,616	16,729	-	16,729	13,862	-	13,862	3>
Prepayments and other current assets	396,431	5,399	401,830	408,906	2,406	411,312	365,891	(51)	365,840	2>, 3>
Total current assets	3,158,544	5,399	3,163,943	3,296,072	2,406	3,298,478	3,473,368	(51)	3,473,317
Deferred tax assets	-	-	-	-	-	-	-	-	-
Other non-current assets	143,384	(317)	143,067	114,696	(317)	114,379	75,356	(319)	75,037	3>
Total non-current assets	1,085,178	(317)	1,084,861	1,011,567	(317)	1,011,250	970,140	(319)	969,821
Total assets	4,243,722	5,082	4,248,804	4,307,639	2,089	4,309,728	4,443,508	(370)	4,443,138
Accounts and notes payable	533,924	11,866	545,790	691,115	11,391	702,506	796,380	9,469	805,849	2>
Tax payable	8,373	33	8,406	33,048	3,607	36,655	93,077	10,067	103,144	All
Current Liabilities	992,753	11,899	1,004,652	1,176,270	14,998	1,191,268	1,336,208	19,536	1,355,744
Total liabilities	1,120,470	11,899	1,132,369	1,290,251	14,998	1,305,249	1,441,126	19,536	1,460,662
Accumulated deficit	(8,704,399)	(6,817)	(8,711,216)	(8,888,927)	(12,909)	(8,901,836)	(8,984,680)	(19,906)	(9,004,586)	All
Total shareholders' equity	3,123,252	(6,817)	3,116,435	3,017,388	(12,909)	3,004,479	3,002,382	(19,906)	2,982,476
Total liabilities and shareholders' equity	4,243,722	5,082	4,248,804	4,307,639	2,089	4,309,728	4,443,508	(370)	4,443,138

	As of March 31, 2023			As of June 30, 2023			As of September 30, 2023
	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Accounts receivable, net	17,203	-	17,203	243,068	(29)	243,039	243,771	(524)	243,247	3>
Prepayments and other current assets	302,793	(4,234)	298,559	401,716	(6,548)	395,168	349,793	(4,368)	345,425	2>, 3>
Total current assets	3,420,919	(4,234)	3,416,685	3,916,080	(6,577)	3,909,503	3,991,784	(4,892)	3,986,892
Deferred tax assets	30,986	3,873	34,859	30,986	3,873	34,859	23,070	3,873	26,943	All
Other non-current assets	28,683	(703)	27,980	19,402	(1,058)	18,344	19,630	(1,150)	18,480	3>
Total non-current assets	978,630	3,170	981,800	391,352	2,815	394,167	419,466	2,723	422,189
Total assets	4,399,549	(1,064)	4,398,485	4,307,432	(3,762)	4,303,670	4,411,250	(2,169)	4,409,081
Accounts and notes payable	909,320	6,656	915,976	688,213	5,594	693,807	794,811	5,644	800,455	2>
Tax payable	169,452	22,649	192,101	262,152	25,166	287,318	215,253	27,708	242,961	All
Current Liabilities	1,543,809	29,305	1,573,114	1,382,863	30,760	1,413,623	1,444,630	33,352	1,477,982
Total liabilities	1,766,006	29,305	1,795,311	1,579,012	30,760	1,609,772	1,642,733	33,352	1,676,085
Accumulated deficit	(9,309,059)	(30,369)	(9,339,428)	(9,284,544)	(34,522)	(9,319,066)	(9,234,535)	(35,521)	(9,270,056)	All
Total shareholders' equity	2,633,543	(30,369)	2,603,174	2,728,420	(34,522)	2,693,898	2,768,517	(35,521)	2,732,996
Total liabilities and shareholders' equity	4,399,549	(1,064)	4,398,485	4,307,432	(3,762)	4,303,670	4,411,250	(2,169)	4,409,081

	As of December 31, 2021			As of December 31, 2022			As of December 31, 2023
	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	As Previously Reported	Corrections	As revised	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Accounts receivable, net	14,881	-	14,881	16,482	-	16,482	269,736	(993)	268,743	3>
Prepayments and other current assets	487,540	11,180	498,720	228,672	(2,209)	226,463	345,744	(6,493)	339,251	2>, 3>
Total current assets	3,247,732	11,180	3,258,912	3,300,784	(2,209)	3,298,575	4,025,789	(7,486)	4,018,303
Deferred tax assets	-	-	-	30,986	3,873	34,859	18,804	3,361	22,165	All
Other non-current assets	164,986	(317)	164,669	35,898	(634)	35,264	21,621	(1,152)	20,469	3>
Total non-current assets	1,150,249	(317)	1,149,932	986,857	3,239	990,096	399,584	2,209	401,793
Total assets	4,397,981	10,863	4,408,844	4,287,641	1,030	4,288,671	4,425,373	(5,277)	4,420,096
Accounts and notes payable	551,751	16,583	568,334	810,197	7,048	817,245	764,741	2,928	767,669	2>
Tax payable	10,195	-	10,195	147,367	19,215	166,582	214,738	16,025	230,763	All
Current Liabilities	1,028,365	16,583	1,044,948	1,422,878	26,263	1,449,141	1,467,490	18,953	1,486,443
Total liabilities	1,165,957	16,583	1,182,540	1,646,336	26,263	1,672,599	1,671,716	18,953	1,690,669
Accumulated deficit	(8,607,989)	(5,720)	(8,613,709)	(9,319,229)	(25,233)	(9,344,462)	(9,232,128)	(24,230)	(9,256,358)	All
Total shareholders' equity	3,232,024	(5,720)	3,226,304	2,641,305	(25,233)	2,616,072	2,753,657	(24,230)	2,729,427
Total liabilities and shareholders' equity	4,397,981	10,863	4,408,844	4,287,641	1,030	4,288,671	4,425,373	(5,277)	4,420,096

	As of March 31, 2024			As of June 30, 2024
	As Previously Reported	Corrections	As corrected*	As Previously Reported	Corrections	As corrected*	Error #

	(Amounts in thousands of RMB)			(Amounts in thousands of RMB)
Accounts receivable, net	278,690	(1,626)	277,064	300,853	(1,292)	299,561	3>
Prepayments and other current assets	380,314	(8,120)	372,194	327,539	(10,115)	317,424	2>,3>
Total current assets	4,047,143	(9,746)	4,037,397	3,968,175	(11,407)	3,956,768
Deferred tax assets	18,804	3,360	22,164	18,804	3,360	22,164	All
Other non-current assets	20,081	(1,368)	18,713	16,592	(1,391)	15,201	3>
Total non-current assets	354,770	1,992	356,762	304,324	1,969	306,293
Total assets	4,401,913	(7,754)	4,394,159	4,272,499	(9,438)	4,263,061
Accounts and notes payable	726,011	(644)	725,367	699,504	(4,830)	694,674	2>
Tax payable	213,999	16,971	230,970	213,000	18,389	231,389	All
Current Liabilities	1,494,455	16,327	1,510,782	1,374,535	13,559	1,388,094
Total liabilities	1,702,971	16,327	1,719,298	1,588,426	13,559	1,601,985
Accumulated deficit	(9,232,477)	(24,081)	(9,256,558)	(9,223,299)	(22,997)	(9,246,296)	All
Total shareholders' equity	2,698,942	(24,081)	2,674,861	2,684,073	(22,997)	2,661,076
Total liabilities and shareholders' equity	4,401,913	(7,754)	4,394,159	4,272,499	(9,438)	4,263,061

* The corrections were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023.

Note:

1> Understatements of accrual for tax surcharges and related interest expenses

Upon the final settlement of the Company’s underpaid VAT, which was recorded in prior periods, and surcharges, which was not recorded in prior periods, with the relevant tax authorities for its mobile device charging revenue in 2024, the Company determined that the unrecorded surcharges and interest expenses related to the surcharges should have been recorded in the same prior periods that the provision for underpaid VAT was recorded. As a result, the Company has determined to correct the accrual for tax surcharges and related interest expenses in prior periods such that cost of revenues, other operating loss, tax payable and accumulated deficit are corrected.

2> Misstatements of accruals for commissions to location partners and related balances

The accounts payable balances due to location partners under the direct model contained certain entries in relation to the commissions to location partners that were duplicative or incomplete in prior periods. Certain debit balances in accounts payable should have been reclassified to prepayments and subjected to impairment as of prior period ends. In connection therewith, the Company has determined to correct the commissions paid to locations partners and related balances for certain prior periods such that sales and marketing expenses, accounts and notes payable, prepayments and other current assets and accumulated deficit are corrected.

3> Understatements of impairment of prepayments to location partners and expected credit losses of deposits to location partners and accounts receivable due from network partners

The different risk characteristics of the prepayments to location partners with invalid or expired contracts, the deposits to location partners under the direct model with expired or invalid contracts and the accounts receivable due from network partners that were deregistered or dissolved were inadequately considered in the impairment assessments of such assets as of prior period ends. In connection therewith, the Company has determined to correct the impairment of prepayments to locations partners and the provision for the expected credit losses of deposits to location partners and accounts receivable due from network partners in prior periods such that sales and marketing expenses, general and administrative expenses, accounts receivable, net, prepayments and other current assets, other non-current assets and accumulated deficit are corrected.

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except for share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	As corrected*
Net income	49,010	4,246	605	75,046	14,308	2,038
Add:
Share-based compensation	5,205	4,979	710	17,030	15,196	2,165
Less:
Adjusted for tax effects	-	-	-	-	-	-

Adjusted net income (non-GAAP)	54,215	9,225	1,315	92,076	29,504	4,203